CONSENT OF AUTHOR

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission

Re: NI 43-101 Report titled "Cerro Jumil Project, Mexico, Preliminary Economic Assessment" (the "Report"), dated September 1, 2009 and prepared for Esperanza Silver Corporation (the "Company") by William Bond, Dean Turner and Richard Kehmeier.

I am one of the co-authors of the Report and pursuant to National Policy 43-101, I consent to the public filing of the Report with you and to the extracts from, and a summary of the Report, contained in the Company's press release "Cerro Jumil Preliminary Economic Assessment Very Positive" dated September 8, 2009.

I have read the press release and it fairly and accurately represents the information in the Report that supports the disclosure in the press release.

Dated: September 1, 2009

Signature of Qualified Person

AMERICAN INSTITUTE OF PROFESSIONAL GEOLOGISTS
CERTIFICATE NUMBER
10998
AIPG
DEAN D. TURNER
CERTIFIED PROFESSIONAL GEOLOGIST

Dean D. Turner APIG Certified Professional Geologist #10998
Name of Qualified Person and Credentials and seal if available